Nasus Pharma Ltd.

P.O. Box 284

Tel Aviv, Israel 6100201

March 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Nasus Pharma Ltd. (CIK 0002029039)
Registration Statement No. 333-293950 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Nasus Pharma Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on March 13, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by an e-mail or phone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at evictorson@sullivanlaw.com or (212) 660-3092.

Very truly yours,

Nasus Pharma Ltd.

By:	/s/ Dan Teleman
Dan Teleman Chief Executive Officer